15 Koch Road
Corte Madera, California 94925
T. 415.924.1005 F. 415.927.9133
RestorationHardware.com

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

December 4, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	RH

Form 10-K for the fiscal year ended January 28, 2017

Form 10-Q for the quarterly period ended April 29, 2017

Response Dated October 13, 2017

File No. 001-35720

Dear Ms. Thompson:

On behalf of RH (the “Company”), this letter responds to your letter, dated November 8, 2017 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

Form 10-K for the Fiscal Year Ended January 28, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 38

1.	We have read your response to comment 1. Please address the following:

•	It appears from your response that there are three reasons why you believe the move to a membership model had a negative impact on the timing of your revenue recognition in fiscal 2016: you experienced a decline in overall sales volumes; you experienced a lengthening of the time period between providing a quote for an item and the closing of the sale; and the membership fee revenue, which is intended to partially offset the higher discount received by members as compared to the promotional discount offered in previous years, is recognized ratably over a one year period while the discount is recognized at the time of each sale. As all of these factors were not clear to us from the disclosures in your Form 10-K, please revise your upcoming Form 10-K to address these factors more transparently when you analyze the decline in RH Segment net revenue from fiscal 2015 to fiscal 2016.

Response:

The Company acknowledges the Staff’s comment and confirms that we will address the Staff’s comment in our upcoming Form 10-K, as requested, in terms of providing more disclosure of the specific factors affecting the decline in RH Segment net revenue from fiscal 2015 to fiscal 2016.

•	We note the longer selling cycle negatively impacted your revenues during the early period of adoption of the membership program. Tell us whether this longer selling cycle has continued to date and what impact it is having on revenues. If applicable, explain how you considered disclosing this information to investors within your 2017 quarterly periodic reports and what efforts you are undertaking to remediate longer selling cycles under the new membership model.

Response:

We respectfully advise the Staff that we continue to believe that the change to a membership model has increased the selling cycle for many of our customers. We believe that under our prior promotional model, customer decisions were often made in haste and transactions closed more quickly due to a sense of urgency related to deadlines for discount and promotional programs which typically had an expiration date.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

Although we believe that this shift to a longer selling cycle had a negative impact on sales in the first year of adoption of the membership program in comparison to the old model in prior periods, we do not expect the impact to continue in future comparable time periods. In addition, we believe that the shift to a membership model has positively impacted the financial results of our business. Specifically, we believe some of the other benefits include:

Customer experience has improved. Our interior design professionals can now work with customers based on their timeline and project deadlines, as opposed to our prior promotional calendar. This may lead to larger overall sales transactions for individual customer design projects.

Lower cancellations and returns. We believe the shift to a membership model has also resulted in positive trends, including lower rates of cancelled orders and returns.

Improved operational costs. The volume of sales, orders and shipments in our business under the prior promotional model was characterized by large spikes in customer orders based upon promotional events followed by lower orders and sales after the end of an event. This buying pattern also affected numerous other aspects of our business including staffing and costs. We required enhanced staffing to service the increased number of customers during peak sales events. Likewise, significant fluctuations in sales had downstream implications for our supply chain related to merchandise orders, manufacturing and production, shipment to our distribution centers and final delivery to our customers. All of these aspects of our operations are experiencing improved efficiencies as a result of the membership model whereby sales are more evenly distributed throughout the year as opposed to the peaks and valleys of orders and sales under the prior model.

Finally, now that we have calendared the first full year operating under our membership model, some of the initial impacts of the membership model to our business and results of operations will be different going forward. In some respects, we believe there was a one-time shift in customer orders based on shifting from promotional sales to membership-based sales. Once that shift occurred, a steady cadence of buying patterns has developed and, as a result, there is much less of an interim change in sales results in the second year of the membership program since the prior-year and the current-year sales are both now membership-driven.

Because we are now in the second year of the membership program, we do not believe that the longer selling cycle has resulted in any negative sales trends in the current year compared to the previous year. However, we will include additional disclosure in future filings to the extent that any sales trends resulting from the membership program have a meaningful impact on our business.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

•	We note you track the percentage of revenue that is generated from sales to RH Members. Please tell us the percentage of revenue generated from sales to RH Members and the percentage of revenue from sales to non-members during each of fiscal 2016 and the interim period ended July 29, 2017. To the extent that you are experiencing different trends in revenue or gross profit from members and non- members, please tell us how you considered discussing and quantifying these trends in MD&A. We remind you that your MD&A disclosure should include a robust discussion of known trends or uncertainties that you reasonably expect have had, or will have, a material impact on your sales.

Response:

We respectfully advise the Staff that we have been tracking the percentage of revenue that is generated from sales to RH Members since the inception of the program. The RH Members program, including the discount rate and $100 annual fee, was designed to maximize potential enrollment based on prior customer behavior and transaction data. Specifically, we sought to ensure that the fee was low enough relative to our average order values that almost all of our sales would fall under this program.

Sales to RH Members now represent approximately 95% of our core RH business. Our core RH business does not include sales generated via Outlet, Contract or Waterworks, and does not include shipping income. Our core RH business represented approximately 65% of total net revenues for the first half of fiscal 2017.

Core RH Business - % of Membership Revenue
Fiscal Quarter	Percentage
Q2 2016	86.5%
Q3 2016	91.4%
Q4 2016	90.3%
Q1 2017	94.2%
Q2 2017	95.4%

We respectfully advise the Staff that because the percentage of sales to RH Members is the vast majority of our core RH business and is performing as expected, we do not spend time analyzing the 5% that represents sales to non-members. We also do not track the overall profitability of sales broken out by members and non-members.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

However, we do analyze and assess the performance of our product categories. Some of our smaller ticket businesses, such as textiles and décor items, have not performed as well as other larger ticket product categories under the RH Members program. We believe this is due to the fact that the $100 annual fee is too high relative to the ticket value of these smaller items when making a single product purchase. Accordingly, we have begun to test certain promotions for specific categories to learn how the performance may be improved under our new model. While these smaller promotional events or offers have provided an opportunity for management to learn more about how we might complement the RH Members program with other activities in the future, they are not material to our overall Company performance. As a result, we do not believe that the performance in such product categories is at this time a known trend or uncertainty that we reasonably expect has had, or will have, a material impact on our sales. Nevertheless, in the event we do experience known trends or uncertainties in our business related to the membership model in future periods that have a material impact on sales, we will include a discussion of such matters in connection with Item 303 disclosure pursuant to Regulation S-K.

•	Please tell us why management separately tracks revenue generated from sales to RH Members and why this information would not be useful to an investor. It appears that the difference in discounts received by members and non-members could drive differences in sales volumes for these two types of customers, and that if different groups of customers are experiencing differing trends in prices paid or quantities purchased this could be material to an investor’s understanding of changes in your revenue. Refer to Item 303(a)(3)(ii) and (a)(3)(iii) of Regulation S-K and SEC Release No. 33-8350.

Response:

As discussed above, we have been tracking the percentage of revenue that is generated from sales to RH Members since the inception of the program in order to gauge the success of our program design.

We respectfully advise the Staff that because the percentage of sales to RH Members is now the vast majority of our core RH business and is performing as expected, we do not spend time analyzing the 5% of the business that represents sales to non-members. We also do not track the overall profitability of sales broken out by members and non-members.

However, we do believe that the percentage of revenue generated by RH Members could be a meaningful metric for investors to better understand the composition of our sales to members and non-members. Accordingly, we will include the following disclosure in our Report on Form 10-Q to be filed for the quarterly period ended October 28, 2017: “As of October 28, 2017 we had approximately 380,000 members which drove approximately 95% of sales of our core RH business during the three months ended October 28, 2017.”

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

•	The comments made by management on the fiscal 2017 second quarter earnings call appear to indicate that you have re-implemented the traditional promotional model for at least part of your business where non-members making smaller purchases may be reducing their purchases rather than buying a membership. It appears this was done to address a decline in non-member sales volume as you did not want to lose those sales. Please explain to us in more detail what necessitated this change and how you considered disclosing this information to your investors as part of your analysis of results. As part of your response, tell us whether the decline in non-member sales volume had a significant impact on your revenue and whether reinstituting promotions had a significant impact on your revenue.

Response:

We respectfully advise the Staff that we are pleased with the performance of the RH Members program and that our goal is to maximize sales from RH Members. However, as discussed above, some of our smaller ticket businesses, such as textiles and décor items, have not performed as well as other larger ticket product categories under the RH Members program. We believe this is due to the fact that the $100 annual fee is too high relative to the ticket value of these smaller items when making a single product purchase. Accordingly, we have begun to implement certain more traditional promotions for these limited categories to ensure that we are priced competitively during certain periods relative to other retailers.

These smaller promotional events and offers have not been significant to our overall Company performance. However, we will continue to monitor the impact of these promotional offers and other such test activities, and we will include additional disclosure and discussion in our future filings if they become meaningful factors that we believe are significantly influencing our sales trends.

Fiscal 2016 Compared to Fiscal 2015

Gross profit, page 44

2.	We have read your response to comment 2. For those factors that materially impacted your gross margin, please consider revising your future disclosure to indicate the relative significance of each material item by quantifying its impact. Quantifying the impact of material factor(s) will also mitigate the risk of disclosing an inaccurate contribution order of factors. Alternatively, please consider disclosing to your investors in an appropriate location that when you list several factors as contributing to a change in your results, those factors are listed in the order of magnitude, or otherwise providing more transparent qualitative indicators of the relative impact of each factor that you list.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that it will address the Staff’s comment within the Management Discussion and Analysis section in future filings. In particular, we expect to take one or more of the actions you suggest to make our future disclosures more transparent, including (i) by indicating the relative significance of each material item by quantifying its impact to the extent that the Company is able to isolate the quantitative impact of distinct material factors that contribute to a change in gross margin, (ii) by disclosing in an appropriate location that when we list several factors as contributing to a change in our results, those factors are listed in the order of magnitude, and/or (iii) by otherwise providing more transparent qualitative indicators of the relative impact of each factor that we list.

Impairment of Goodwill and Long-Lived Assets, page 58

3.	We note that your response to comment 5 addresses the level of information regularly reviewed by your CODM. As indicated in ASC 350-20-35-34, a reporting unit is determined by the level of discrete financial information that is available and regularly reviewed by segment management, as that term is defined in ASC 280-10-50-7. Please provide us with your analysis under ASC 280 of whether your CODM also is the segment manager for each of your operating segments or whether each operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. As part of your response, please tell us the title and describe the role of each of the individuals who report to your CODM.

Response:

Our analysis included a review of the Company’s internal documentation, discussions and review of the annual budgeting process, and discussions with senior management. Through our analysis we concluded that it is the Company’s Chairman and Chief Executive Officer (“CEO”) who is responsible for management of the Company and reports directly to the Board. The CEO is responsible for all decisions regarding allocation of resources and assessment of the performance of the operating segments of the Company.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

In May 2016, we formed the Office of the President and appointed the following three individuals to serve as Co-Presidents, each of whom reports directly to the CODM:

Karen Boone – Co-President, Chief Financial and Administrative Officer

Leads all financial and administrative functions for the Company, including strategic and financial planning, compliance, accounting, treasury, tax, internal audit, human resources, investor relations, legal and facilities. Responsibilities also include the review of financial results for all areas of the company.

Eri Chaya – Co-President, Chief Creative and Merchandise Officer and Director

Leads all creative and merchandising functions for the Company, including product development, merchandising, sourcing, inventory planning, plus the creative development and presentation of the Company’s Galleries, Source Books, websites, and marketing strategies. Responsibilities also include the financial forecast and financial results for all product categories, which includes demand, sales and non-GAAP merchandise margins.

DeMonty Price – Co-President, Chief Operating, Service and Values Officer

Leads service and operations across the Company’s Galleries, Outlets, distribution centers, customer care centers, and home delivery network, as well as ensure a deep commitment to our values and beliefs throughout the organization. Responsibilities also include the review of historical 4-wall financial contribution for stores, including outlets, and our Contract business.

As part of its fiscal 2016 analysis, the Company considered the following questions in order to determine if the Co-President structure had an impact on the Company’s identification of the CODM:

•	Did the mere existence of a management committee result in that management committee being the CODM?

•	Was the management committee used as a mechanism to provide input to the CEO?

•	Did the management committee share in the decision making authority in the Company?

•	Was the CEO still responsible for assessing performance and making the key operating decisions?

The three Co-Presidents have had varying access to the financial results for the operating segments and have participated in discussions regarding the operating activities, financial results, forecasts, and plans for the segments. However the three Co-Presidents were not directly accountable for the financial results, forecasts and plans of the operating segments. Such accountability has been maintained by the CEO.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

The Company concluded that even though it has established a management committee made up of the Co-Presidents, such committee is used as a mechanism to provide input to the CEO and it is the CEO who ultimately assesses performance and makes the key operating decisions. With consideration to the above and based on the relationship and interaction between the Presidents and the CEO, the Company confirmed its determination that its CEO is the CODM.

The following are other individuals who reported directly to the CODM at the time of the fiscal 2016 analysis:

David Stanchak – Chief Real Estate & Development Officer

Leads the transformation of the Company’s legacy galleries into its next generation Design Galleries and oversees real estate and store development efforts.

Brendan Sodikoff – Founder & President of RH Hospitality

Oversees the growth and implementation of the RH Hospitality business.

In addition, Peter Sallick, Waterworks’ CEO and the Waterworks segment manager, reports directly to the Company’s CEO. As part of the Company’s segment analysis, management determined that Waterworks was a separate operating and reporting segment.

4.	We have read your response to comment 7 and remain uncertain how you concluded your RH and Waterworks operating segments are the lowest level of identifiable cash flows. Please address the following:

•	Please explain to us whether or how you analyzed the amount of revenue generated from customers who shop in a RH Gallery and work with a Gallery associate to purchase merchandise either from the websites or Source Books. In other words, tell us how you concluded there was significant revenue or cash flow interdependency among the RH Galley, the websites, and your Source Books to support your multi-channel strategy. If applicable, please provide a similar analysis for your Waterworks boutiques and showrooms.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

Response:

The process of analyzing the amount of revenue generated from customers who shop in a RH Gallery and work with a Gallery associate to purchase merchandise either from the websites or Source Books is not possible due to the interdependency between the RH Gallery, the websites and the Source Books. Such an analysis, even if possible to prepare, would not be meaningful as the Company does not manage its business based on a customer’s order method preference. Such interdependency is due to the following examples of how orders could be placed by customers:

Example 1: A customer receives a Source Book at their home and identifies a couch that they might like to purchase. The customer orders the couch using their personal computer at home.

In this example, the sale is treated as a direct order and the sale is not “allocated” to the RH Gallery in the market.

Example 2: A customer receives a Source Book at their home and identifies a couch that they might like to purchase. The customer visits their local RH Gallery to ask the retail sales person questions about the couch they might like to purchase (i.e. size, fabric, etc.). After having their questions answered, the customer returns home and places their order using their personal computer at home.

In this example, the sale is treated as a direct order and the sale is not “allocated” to the RH Gallery in the market, even though the customer visited the RH Gallery and obtained assistance from the retail sales person.

Example 3: A customer receives a Source Book at their home and identifies a couch that they might like to purchase. The customer visits their local RH Gallery to ask the retail sales person questions about the couch they might like to purchase (i.e. size, fabric, etc.). After having their questions answered, the customer places an order with the retail sales person at the RH Gallery.

In this example, the sale is treated as a store sale for the RH Gallery, since the order was placed within the store location via the retail sales person.

Example 4: A customer does not receive a Source Book. The customer visits an RH Gallery and identifies a couch they might like to purchase. The customer returns home and places their order using their personal computer at home.

In this example, the sale is treated as a direct order and the sale is not “allocated” to the RH Gallery in the market, even though the customer never received a Source Book, as we have no way of knowing if that customer actually visited an RH Gallery or not.

Example 5: A customer does not receive a Source Book. The customer visits an RH Gallery and identifies a couch they might like to purchase. The customer places an order with the retail sales person at the RH Gallery.

In this example, the sale is treated as a store sale for the RH Gallery, since the order was placed within the store location via the retail sales person.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

Example 6: A customer visits the RH website and identifies a couch that they might like to purchase. The customer orders the couch using their personal computer at home.

In this example, the sale is treated as a direct order and the sale is not “allocated” to the RH Gallery in the market.

Example 7: A customer visits the RH website and identifies a couch that they might like to purchase. The customer visits their local RH Gallery to ask the retail sales person questions about the couch they might like to purchase (i.e. size, fabric, etc.). After having their questions answered, the customer returns home and places their order using their personal computer at home.

In this example, the sale is treated as a direct order and the sale is not “allocated” to the RH Gallery in the market, even though the customer visited the RH Gallery and obtained assistance from the retail sales person.

Example 8: A customer visits the RH website and identifies a couch that they might like to purchase. The customer visits their local RH Gallery to ask the retail sales person questions about the couch they might like to purchase (i.e. size, fabric, etc.). After having their questions answered, the customer places an order with the retail sales person at the RH Gallery.

In this example, the sale is treated as a store sale for the RH Gallery, since the order was placed within the store location via the retail sales person.

As evidenced by the examples above, if an order is not placed in the retail store, the Company does not have the ability to “allocate” it to a specific retail location. Customers who have or who have not received a Source Book can place orders in the retail store. Conversely, customers who have or who have not received a Source Book can also place orders via the website.

The Company believes that the examples outlined above are in fact illustrative of the purchasing patterns of many of its customers. As a result, the Company has concluded that the revenue recognized and the cash flow received from the retail stores, the websites, and the Source Books are interdependent and support the multi-channel strategy.

As Waterworks also has a multi-channel strategy (including showrooms, boutiques, sales representatives and, to a lesser extent, online), the Company’s conclusions are consistent for the Waterworks segment due to the disparate purchasing patterns that prevail in that business as well.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

•	Summarize for us how you analyze and forecast cash flows for business planning purposes. Further, tell us whether management forecasts cash flows at the individual store level (i.e., RH Gallery or the Waterworks showrooms) separately from the websites and Source Books. Also tell us whether store level or regional managers are given sales goals for their individual stores or regions, and if so, how revenue from websites and Source Books are allocated to individual stores or regions for purposes of determining whether such sales goals have been met.

Response:

The Company forecasts and analyzes cash flows for RH at a consolidated level based on product categories. Our multi-channel forecast is prepared as follows:

Recurring Forecast Process

Revenue is forecasted at the consolidated level using a top-down approach by product category for the core RH business in total across the three primary channels: retail stores, web and catalog. Revenue is not forecasted for each channel, nor are channel forecasts implied or interpolated from historical data. The Company’s assessment of performance versus forecast for the core RH business does not look at which channels the revenue may have come from.

Expense forecasts are prepared by our Financial Planning team with varying levels of input from other management personnel that are involved in the specific cost centers across the Company.

Store-level revenue targets are generated by using historical trends and are independent of revenue forecasts prepared at the product category level. The store-level revenue targets are generally only used to create stretch incentive goals for the teams, which are based on store sales and payroll.

Approvals & Monitoring

The Chief Real Estate and Development Officer and his team also prepare forecasts for the new Design Gallery approvals by the Board of Directors, which take into account expected cash flows, capital expenditures net of tenant allowances, and associated return on investment metrics, namely payback period. Cash flow forecasts are primarily driven by the assessment of the expected sales lift a new Design Gallery will have relative to the store(s) it replaces as well as the new store occupancy costs. While a sales lift may occur in the direct channels in the surrounding market area around a new Design Gallery, the analysis does not factor these potential incremental sales into the forecasts for the approval. Following the opening of new Design Galleries, the Company tracks the actual sales performance of the Gallery, operating results versus expectations and prior periods based on historical store level financial results that are published monthly.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

The channel-agnostic view of managing the business was a major shift in thinking that was led by the CEO years prior to our 2012 initial public offering. Prior to the multi-channel approach, the retail business was planned separately from the direct business (which is the structure of many traditional retailers). The Company’s view of the business is more product-centric than channel focused. When the Company stopped focusing on the individual channels and instead redirected its full attention to the product, management was able to eliminate channel conflicts leaving the Company indifferent to where the order is placed. Via the multi-channel approach, it has become easier to plan inventory purchases and drive the business at the top level, rather than in a channel-specific manner.

Full financial results for a retail store or region are not provided to the store level and regional leaders. Store level and regional leaders are only provided with “demand” and “net sales” metrics for orders that are placed in the store, as well as payroll data and targets, which are the metrics used for the retail store stretch incentive goals. Revenue from websites and Source Books are not allocated to individual stores.

Waterworks management forecasts and analyzes cash flows at the individual Showroom and boutique level. Waterworks store and boutique level and regional managers are given sales goals for their individual locations or regions, however such sales goals do not include an allocation of revenue from the consumer (online) business.

•	It appears you sometimes evaluate individual Galleries or other assets for circumstances that negatively impact such Gallery’s or asset’s ability to contribute to the asset group. Please tell us in further detail what circumstances would necessitate such evaluation and how you address these situations in your impairment analysis and testing procedures.

Response:

Due to the very strong financial performance of the Company’s product centric strategy, there have been relatively few instances of the Company being required to record impairment charges in connection with specific store locations. The need to record impairment charges is typically event driven based upon an anticipated change in store configuration in a particular market. The Company evaluates results at the individual retail location level in the event the Company has opened or plans to open a new Gallery in the same market or when macro-economic matters negatively impact a specific market. Upon the Company’s review, if it is determined that there are unique circumstances associated with an individual retail location that negatively impact its ability to contribute to the asset group, management would determine if the Company should exit the leased property in advance of lease terms. Under these circumstances, management would separately assess whether a charge should be recorded for the remaining lease payments, leasehold improvements and other assets of the retail location.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

Form 10-Q for the Quarterly Period Ended April 29, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation and Results of Operations page 27

5.	We have read your response to comment 17. Further, we note that revenue from the RH Members Program membership fee has not been material in relation to your overall revenue. Additionally, we note your disclosures in your Form 10-Q filing for the quarterly period ended July 29, 2017 indicate that revenue increased in part due to an increase in membership revenue and that you expect to recognize increased membership revenue in the second half of fiscal 2017. In order to provide balanced and transparent disclosure about the impact of such increased membership revenue, we believe you should clarify for your investors that membership fee revenue is immaterial as the meaning of your reference to membership revenue may be unclear. You also should more transparently convey why membership revenue increased in the historical period or is expected to increase in the future and how such increase impacts your consolidated revenue; or if such increases are immaterial, clearly state as such. For example, if revenue from goods sold to members increases because more customers become members, that would appear to be offset by a decline in revenue from non-members and not necessarily impact your total revenue.

Response:

We respectfully confirm to the Staff that our RH Members Program membership fee has been immaterial relative to our overall revenue. We are required to defer the membership fees collected over the one year membership period. Based on this deferral of membership fee revenue, we experienced a one year “on ramp” period for membership fee revenue during the first year of operations after we introduced the membership program. This is a simple byproduct of deferring revenue for new memberships over the 12 month revenue recognition period. As a result the deferred revenue balance was building throughout the first year of the program.

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 4, 2017

After the one year anniversary of the launch of the membership program, we effectively lapped the first 12 month revenue recognition periods from our initial membership sales such that each month we are recognizing a portion of membership revenue from membership sales over a trailing twelve month time period. Accordingly, following the anniversary of the membership program launch, we began recognizing a larger percentage of membership fees each period relative to the prior period during the first year of the membership program.

Specifically, in our second fiscal quarter of 2017, membership fee revenue represented only [*    *] million, or [*    *], of our total net revenue. However, membership fee revenue increased by [*    *] million versus the prior year second quarter, which represented one point of aggregated net revenue growth in the second quarter of fiscal 2017 versus the prior period.

We will include additional disclosure in our future filings to better describe and quantify the specific impact, if any, that the membership revenue is having on our overall sales growth.

*    *    *    *    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (415) 945-4573.

Very truly yours,
/s/ Karen Boone
Karen Boone
President, Chief Financial and Administrative Officer

*	Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.